370 17th Street, Suite 2775
Denver, Colorado 80202
October 20, 2005
Via EDGAR and FACSIMILE
Securities And Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	DCP Midstream Partners, LP
Registration Statement on Form S-l
Filed September 16, 2005
File No. 333-128378
Dear Mr. Owings:
            On October 14, 2005, DCP Midstream Partners, LP (the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-1 (File No. 333-128378)(the “Registration Statement”).
            The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. Where applicable, our responses indicate the additional, deletions or revisions we included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).
Cover Page
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. We note, however, that you have stated the midpoint of the price range elsewhere in the document. Therefore, it is unclear why you have not disclosed the price range. If the included information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

RESPONSE: The Partnership currently anticipates the price range for the offering will be from $19.00 to $21.00 per common unit. We have omitted the price range on the cover page of the prospectus due to concerns that news services will publicly report this price range prior to the time that the Partnership and the underwriters for the offering are ready for this type of information to be widely disseminated by these news services as market forces, industry conditions and company-specific events could result in adjustments to this price range prior to the distribution of the preliminary prospectus. We will undertake to fill in as much information as possible throughout Amendment No. 1

United States Securities and Exchange Commission
October 20, 2005

that we are not entitled to omit under Rule 430A in this amendment and in future amendments. We will provide such disclosure to allow the Staff a sufficient amount of time to review it prior to the distribution of the preliminary prospectuses.
2.	Provide us with a copy of the picture or graphics that you intend to use. Please note that we may have comments after our review of the artwork and that you should consider waiting to receive our clearance of the artwork before you print and circulate it.

RESPONSE: The prospectus has been revised to include the picture and graphics that we intend to use.

3.	We note on pages 8, 154 and elsewhere that the net proceeds from any exercise of the underwriters’ over-allotment option will be used to borrow from a credit facility, the proceeds of which will be used in turn to redeem an equal number of units from affiliates of Duke Energy Field Services. Utilizing proceeds from the sale of units to redeem an equal number of units from affiliates of Duke Energy Field Services appears to constitute a sale of those units for the account of those affiliates, rendering them selling shareholders in this offering. Please advise or revise.

RESPONSE: The Partnership does not believe that the subsidiary of Duke Energy Field Services that will own the units is a selling unitholder in this offering. The prospectus discloses that the common units subject to the underwriters’ option to purchase additional units will be sold by the Partnership directly to the public. The subsidiary of Duke Energy Field Services has not offered to sell any of its common units directly to the public. The Partnership will, in turn, redeem from a subsidiary of Duke Energy Field Services a number of common units that is equal to the number of common units sold to the public upon exercise of the over-allotment option as described under “Use of Proceeds” in the prospectus. However, all of the disclosures that would be required by Item 507 of Regulation S-K, Selling Security Holders, if the subsidiary of Duke Energy Field Services was deemed to be a selling unitholder are included in the prospectus in the section on page 158 entitled “Selling Unitholder.” Please see page 38 (“Use of Proceeds”).
Inside Front Cover Page, page iv
4.	Please delete the discussion at the end of the section underneath the Table of Contents dealing with explanations of references to certain terms. The excessive detail is not consistent with the disclosure required of you by Item 502 of Regulation S-K. When you use defined terms like “Duke Field Energy Services” or pronouns like “we” in the prospectus, please ensure that the references are clear from the context of the disclosure in the prospectus.

RESPONSE: The Partnership has revised its disclosure as requested.

United States Securities and Exchange Commission
October 20, 2005

Summary, page 1
5.	We remind you that the summary should provide a brief overview of the key aspects of the offering and your business. As currently drafted, your 11-page base summary is too long and some of the disclosure is repeated more appropriately and completely later in the prospectus. Please revise to eliminate redundancies and reduce the detail provided in the summary.

RESPONSE: The Partnership has revised the “Summary” section of the prospectus to delete information appearing under the captions “Our Relationship with Duke Energy Field Services and its Parents” and “Management of DCP Midstream Partners” and to otherwise shorten the “Summary” section of the prospectus. Please note, however, that certain additional information has been added to the “Summary” section of the prospectus in response to Comments 8, 10 and 11.

6.	Please delete defined terms like “NGL,” “PELICO,” or “IRS” from this section and the rest of the forepart of the prospectus. See Rule 421(d) of Regulation C.

RESPONSE: The Partnership has revised its disclosure as requested.

7.	We note your discussion of the EBITDA you have generated through June 30, 2005. Please delete any reference to non-GAAP financial measures from the base summary.

RESPONSE: The Partnership has deleted the references as requested.
Summary of Conflicts of Interest and Fiduciary Duties, page 7
8.	We note on page 9 in The Offering sub-section that your general partner has significant ability to reset incentive distribution rights. Please discuss briefly here how your general partner will receive increasing percentages of the cash you distribute in excess of 115% of the highest quarterly cash distribution per common unit, and how this right to reset the minimum quarterly distribution amount and the target distribution levels can be exercised without approval of your common unit holders or the conflicts committee of your general partner.

RESPONSE: The Partnership has revised its disclosure as requested. Please see pages 7 and 8 of the prospectus (Summary of Conflicts of Interest and Fiduciary Duties).
The Offering, page 8
9.	Where you generally discuss your distribution policy, as in this section, please revise to state what you “will” pay instead of what you “intend” to pay common unit holders.

RESPONSE: The Partnership has revised its disclosure as requested. Please see pages 9 and 10 of the prospectus.

United States Securities and Exchange Commission
October 20, 2005

Cash Distributions, page 8
10.	The current disclosure on the ability of your general partner to reset incentive distribution rights for common units is difficult to understand. Please clarify in simple language the mechanism of the rest option, when it can be exercised, for what purpose, and to what effect upon the distributions to your common unit holders.

RESPONSE: The Partnership has revised its disclosure as requested. Please see pages 7 and 8 of the prospectus (Summary of Conflicts of Interest and Fiduciary Duties).
Subordinated Units, page 10
11.	Please clarify, if accurate, that the subordination period generally cannot end before December 31, 2008 or, at any event, before December 31, 2007.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 11 of the prospectus.
Non-GAAP Financial Measures, page 15
12.	We note your presentation of segment EBITDA for both your segments. Although you indicate that management uses segment EBITDA as a supplemental performance measure, we note that it is not presented in your segment footnote to your financial statements. Segment measures that are adjusted to exclude amounts included in the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance do not comply with FASB Statement 131 and are subject to all of the prohibitions of Regulation G and Item 10(e) of Regulation SK. Therefore, please revise to remove your segment EBITDA measures here and elsewhere in your document. Refer to the segment information section of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

RESPONSE: The Partnership has deleted the references to segment EBITDA as requested.
Risk Factors, page 16
13.	Some of your risk factors are unduly vague and do not contain adequate information either identifying the risk or the effects of the risk. Please revise to include sufficient, specific information to assess the risk discussed. Examples include:
•	“The amount of cash we have available for distribution to unitholders. . . .,” page 17. Please state whether the amount of pro forma available cash to pay distributions that you have generated so far would have been sufficient to

United States Securities and Exchange Commission
October 20, 2005

allow you to pay the fall minimum quarterly distribution on the common and subordinated units and DCP Midstream GP, LP’s 2% general partner interest during that period.
RESPONSE: The Partnership has revised its disclosure as requested. Please see page 18 of the prospectus.
•	“We depend on certain key producers and other customers. . . .,” page 19. Please disclose the percentage of your total natural gas supply you have sold to each of your key customers.
RESPONSE: The Partnership has revised its disclosure to state that certain of its natural gas producer customers supply a significant portion of its natural gas and NGLs. The Partnership has also disclosed the percentage of natural gas and NGLs supplied by its major customers. Please see page 21 of the prospectus.
•	Our debt levels may limit our flexibility in obtaining additional financing. . . ., page 25. Please disclose the total dollar amount of debt you currently owe, exclusive of the $300 million credit facility to which you expect to enter.
RESPONSE: The Partnership does not currently owe, nor does it currently plan to borrow any additional funds, exclusive of borrowings under the $400 million credit facility it expects to enter into in connection with this offering as disclosed on page 27 of the prospectus.
•	“Potential changes in accounting standards might cause us to revise our financial results. . . .,” page 26. Please make this discussion specific to identify why this risk is particularly applicable to you.
RESPONSE: The Partnership has deleted the referenced risk factor.
•	“If we fail to develop or maintain an effective system of internal controls. . . .,” page 26. Similarly, please discuss why you are particularly vulnerable to this risk and why this risk is germane to you more than other companies generally.
RESPONSE: The Partnership has deleted the referenced risk factor.
•	“Duke Energy Field Services and its affiliates are not limited in their ability to compete with us,” page 28. Please revise the caption to reflect the real nature of this risk and the probable effects of this risk to investor.
RESPONSE: The Partnership has revised its disclosure as requested. Please see page 30 of the prospectus.

United States Securities and Exchange Commission
October 20, 2005

These are only examples. As a general matter, you should express your risk factors in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Do not assume that investors will be able to decipher the risk.

RESPONSE: The Partnership has undertaken to express its risk factors in concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk.

14.	Some risk factors discuss more than one discrete risk. For example, each of the risk factors captioned “Duke Energy Field Services controls our general partner. . . .” on pages 27-28 and “Our partnership agreement limits our general partner’s fiduciary duties. . . .” on page 29 is excessively long and appears to cluster together multiple risks. Please shorten the discussion by unbundling the risks, categorizing them under different headings if necessary.

RESPONSE: The Partnership has shortened the discussion by unbundling the risks and revised its disclosure as requested. In particular, the Partnership has removed the fiduciary duty language from the risk factor captioned “Duke Energy Field Services controls our general partner. . . .” Please see page 29 of the prospectus. The Partnership has also unbundled the risks included under the caption “Our partnership agreement limits our general partner’s fiduciary duties. . . .” Please see pages 30 and 31 of the prospectus.
We may not have sufficient cash from operations. . ., page 16
15.	We note on page 9 that you will have sufficient cash from operations to make the initial quarterly distribution on all units for each quarter through December 31, 2006. Please disclose here the dollar amount of available cash you need to make cash distributions on your common units at the initial distribution rate.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 17 of the prospectus.
Duke Energy Field Services controls our general partner. . ., page 27
16.	In the ninth bullet point you state that your general partner determines which costs incurred by it and its affiliates are reimbursable by you. Please expand the risk factor disclosure to include a brief discussion of the risk that if you are unable or unwilling to fully reimburse or indemnify your general partner for obligations and liabilities it incurs in managing your business, the value of your general partner, and therefore the value of your common units, may decline.

RESPONSE: The Partnership has added the requested disclosure into the risk factor entitled “Cost reimbursements due to our general partner and its affiliates. . . .” as we believe this is the more appropriate location to address this comment. Please see page 30 of the prospectus.

United States Securities and Exchange Commission
October 20, 2005

We may issue additional units without your approval. . ., page 31
17.	Please expand the discussion to explain briefly the risks associated with the unrestricted sale of units by affiliates of your general partner after this offering.

RESPONSE: The Partnership has revised its disclosure as requested. Please see “Affiliates of our general partner may sell common units. . . .” on page 34 of the prospectus.
Use of Proceeds, page 36
18.	The disclosure under the fourth bullet point is unclear. Please revise to disclose the dollar amount you intend to allocate to each of your stated need to the extent known and practicable.

RESPONSE: The Partnership has broken the fourth bullet point into two bullet points. The Partnership has disclosed the approximate amount that will be used to fund payables and the approximate amount that will be used to fund capital expenditures, working capital and other general partnership purposes. The Partnership is currently unable to precisely allocate the costs between capital expenditures, working capital and other general partnership purposes. Please see page 38 of the prospectus.
Our Cash Distribution Policy and Restrictions on Distributions, page 40
19.	If applicable, please discuss any limitation on the transfer of cash from your operating subsidiaries at the operating company level to you at the holding company level. Also expand the discussion at the bottom of page 41 to clarify, if accurate, that unit holders on their own have no contractual or other legal rights to distributions from you and can only depend on the obligations you need to perform under your partnership agreement that relate to cash distributions, which is an agreement to which they have no legal standing.

RESPONSE: The Partnership has included information regarding the limitation on the transfer of cash related to its 50% interest in the Black Lake Pipe Line Company. Please see page 42 of the prospectus. Other than the limitation related to the Black Lake Pipe Line Company and the other limitations previously described in this section of the prospectus, there are no other restrictions on the ability of our operating subsidiaries to distribute their cash flow to the Partnership. The Partnership has also expanded the discussion of the unitholders’ rights to enforce provisions of the partnership agreement, including provisions relating to cash distributions. Please see pages 43 and 44 of the prospectus.

United States Securities and Exchange Commission
October 20, 2005

20.	We note on pages 41-42 that you will distribute all your available cash to common unit holders of record on a quarterly basis, and as part of calculating available cash, you subtract from cash generated from business any amount of expenses and reserves that your “general partner determines is necessary or appropriate. . . .” Please make clear wherever you discuss available cash whether your general partner has absolute discretion to determine the amount or is limited by standards of reasonableness, fairness or other restraints. In addition, clarify whether your general partner has the right to modify or repeal your dividend policy at any time and for or without any reason.

RESPONSE: The Partnership has revised its disclosure as requested. Please see pages 43 and 44 of the prospectus.
General, page 40
21.	Please combine the two sub-sections on page 41 into one sub-section discussing the limitations to your growth.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 42 of the prospectus.
Our Initial Distribution Rate, page 41
22.	Please briefly convey after the table at the bottom of page 41 that the subordinate units may expire as early as December 31, 2007 and that in their place the general partner has the right to receive Class B units with a reset incentive distribution rate. Please also provide corresponding footnote disclosure in the historical and next-twelve-months available cash tables, with more extensive disclosure as appropriate regarding the potential impact upon your ability to pay distributions as a result of the incentive distribution rights.

RESPONSE: The Partnership has revised its disclosure to state that the subordination period could end on or after December 31, 2008. Please see page 43 of the prospectus. The Partnership has also revised its disclosure in the prospectus to clarify the discussion of the general partner’s right to reset the target distribution levels upon which the incentive distribution payments are based and, in connection therewith, to receive Class B units that are expected to initially receive the same cash distributions, in the aggregate, as the amount of incentive distribution payments the general partner will initially forego as a result of resetting, at higher levels, the target distribution levels upon which the incentive distribution payments are based. The Partnership has also added additional footnote disclosures in the historical and next-twelve-months tables as requested.

23.	The language of the first full paragraph on page 42 is confusing. Please break the paragraph into easily intelligible sentences for the enhanced readability of investors.

United States Securities and Exchange Commission
October 20, 2005

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 43 of the prospectus.
Unaudited Pro Forma Available Cash for Year Ended December 31, 2004 and Twelve Months Ended June 30, 2005, page 42
24.	We note that EBITDA for DCP Midstream Partners Predecessor for the year ended December 31, 2004 includes an impairment charge for your equity method investment of $4.4 million, which is excluded from net cash provided by operating activities on DCP Midstream Partners Predecessor’s combined statement of cash flows for the year ended December 31,2004, making it necessary to present a $4.4 million reconciling item between net cash provided by operating activities and EBITDA in your calculation of Unaudited Pro Forma Available Cash. We further note that you have presented a reconciling item of $4.4 million entitled “other, including changes in non-current assets and liabilities” in your reconciliation of Net Cash Provided by Operating Activities to EBITDA for the year ended December 31, 2004. Please re-title this reconciling item as “Non-cash impairment of equity method investment.” If the amount does not relate to the impairment charge, please explain.

RESPONSE: The Partnership has revised the title in the table as requested. Please see page 45 of the prospectus.
Financial Forecast for the Twelve Months Ending December 31, 2006, page 45
25.	It appears that you may be presenting a forecast of your operations over the next twelve months rather than the minimum EBITDA required to pay your minimum cash distribution over this period. Please note that the purpose of this section is to present the minimum EBITDA you need to generate over the next twelve months in order to pay the minimum cash distribution for this period. In this regard, we would expect your Statement of Forecasted Results of Operations and Cash Flows on page 47 to be appropriately re-titled along with the following changes:
•	This table should reconcile the minimum EBITDA required to pay the minimum cash distributions over the next twelve-month period.

•	Minimum EBITDA should be adjusted to arrive at cash available to pay distributions. Adjustments should include items arising from investing and financing activities such as cash interest expense, maintenance capital expenditures, expansion capital expenditures, borrowings, and equity issuances which would impact the amount of cash available for distribution.
RESPONSE: The Partnership has revised the table on page 49 of the prospectus as requested. Please note that the Partnership is presenting a forecast of its expected results of operations for the twelve months ending December 31, 2006 as permitted and encouraged by Item 10 of Regulation S-K, and the Partnership believes the

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October 20, 2005

forecast complies with the requirements of Item 10. The forecast table on page 49 has been revised to provide a reconciliation of the forecasted cash available for distribution to the minimum amount of EBITDA necessary to make cash distributions at the Partnership’s initial distribution rate, and this minimum EBITDA amount is then used as the starting point for the table on page 49, which table reflects the adjustments for the items mentioned in this Comment 25 that result in the amount of forecasted cash available to make distributions.
Significant Forecast Assumptions, page 47
26.	Please revise this caption to read “Assumptions and Considerations.”

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 50 of the prospectus.

27.	Please expand your discussion to quantify the impact of your assumptions as they relate to your estimated minimum EBITDA required to pay the minimum cash distributions over this period. Please also quantify the impact of your assumptions to the historical periods as they relate to EBITDA.

RESPONSE: The Partnership has revised its disclosure in the prospectus as requested. Please see pages 50 and 51 of the prospectus.
Selected Historical and Pro-Forma Financial and Operating Data, page 64
28.	Please include a line item for long-term debt in order to reflect the borrowings under your new credit facility on your pro-forma balance sheet at June 30, 2005. Refer to Item 301(b)(2) of Regulation S-K. Please similarly revise your Summary Historical and Pro Forma Financial and Operating Data on page 13.

RESPONSE: The Partnership has revised its disclosure as requested. Please see pages 14 and 67 of the prospectus.
Management’s Discussion and Analysis, page 65
General Trends and Outlook, page 66
29.	We note that you discuss certain factors that would affect your results of operations and the general trends and outlook in your industry. Please discuss here and in the Risk Factors, as applicable, any material adverse effects the recent hurricanes have had on your business, operations, facilities and customers. If you were adversely affected by the hurricanes, include a concise discussion in the prospectus summary.

RESPONSE: The Partnership has not had any material adverse effects from the recent hurricanes. The Partnership has revised its disclosure as requested. Please see pages 69 and 70 of the prospectus.

United States Securities and Exchange Commission
October 20, 2005

Results of Operations, page 73
30.	Throughout this section, you have not provided explanations of the underlying causes of many of the material changes between reporting periods. For example, in your explanation of gross margin changes in your percentage-of-proceeds processing arrangements from the year ended December 31, 2003 to December 31, 2004, you did not explain why per unit margin from your PELICO system improved. For all material changes, to the extent practicable, please revise to describe the underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For further guidance please refer to Item 303(a)(3) of Regulation S-K and the our Interpretative Releases on Management’s Discussion and Analysis, Release 33-8350 and Section III.D. of Release 33-6835, both of which are available on our website at www.sec.gov.

RESPONSE: The Partnership has revised its disclosure in the prospectus as requested. Please see “Results of Operations” on page 76 of the prospectus.
Combined Overview, page 73
31.	We note that your presentation of the amount of your impairment of equity method investment in parenthesis is inconsistent with other income and expense line items, the amounts of which you present as absolute values. Please revise your combined overview to provide more consistent presentation of both income and expense line items. Please also make corresponding changes to the segment overview presentations on pages 76 and 79.

RESPONSE: The Partnership has revised the presentation to present impairment of equity method investment as an absolute value. Please see page 76 of the prospectus.
Liquidity and Capital Resources, page 80
Cash Flows Provided by Operating Activities, page 81
32.	Please note that your discussion should not be a narrative recitation of information readily available from the statement of cash flows. Please revise your filing to enhance the reader’s understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes. In this regard, we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover, such as changes in days payables outstanding, days sales outstanding. Please explain in more detail what the underlying reasons are for period-to-period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow. Please refer to Section IV.B of our Interpretive Release 33-6835, which is available on our website at www.sec.gov.

United States Securities and Exchange Commission
October 20, 2005

RESPONSE: The Partnership has revised its disclosure in the prospectus as requested. Please see page 83 of the prospectus.
Description of Credit Agreement, page 82
33.	Please disclose the identity of the syndicate of financial institutions with which you will enter into a credit agreement in connection with the closing of the offering. Specify succinctly in a bullet point list the covenants and conditions of the agreement that may affect your distribution of available cash to common unit holders even without the imminence or occurrence of a default.

RESPONSE: The Partnership has not yet selected the syndicate of financial institutions or finalized its negotiation of the covenants and conditions of the credit agreement. The Partnership will provide the requested information in the next amendment to the Registration Statement.
Quantitative and Qualitative Disclosures about Market Risk, page 85
34.	Please revise to include quantitative information regarding commodity price risk. See Item 305(a) of Regulation S-K.

RESPONSE: The Partnership has provided quantitative sensitivity analysis related to commodity price risk in accordance with Item 305(a) of Regulation S-K. Please see page 89 of the prospectus.
Business, page 89
35.	We note your use of various statistics throughout this section, for example, figures quoted from Energy Information Administration on page 91. For each statistic, please tell us whether its source is publicly available. If it was prepared especially for you, file a consent for that industry source. Additionally, provide us with annotated copies of the cited materials as support.

RESPONSE: We are supplementally providing the Staff a list and annotated copy of the sources for the various statistics and data used in the “Business” section of Amendment No. 1 and note that all sources, other than one, are publicly available, without charge, and that none of the sources were prepared especially for us. The source for the majority of our statistics is the Energy Information Administration’s publicly available website (www.eia.doe.gov). The other data source is Petroleum Information/Dwights LLC, an industry tracking database to which Duke Energy Field Services subscribes. None of the data was prepared especially for us and all of it is available to Petroleum Information/Dwights LLC’s subscribers for a fee.
Management, page 108
36.	It appears from the disclosure on page 108 that you have contemplated the structure and functions of the future board of your general partners. To the extent known, please discuss in an appropriate location in this section the compensation you intend to the directors and other members of your management.

United States Securities and Exchange Commission
October 20, 2005

RESPONSE: The Partnership does not currently know the compensation we intend to pay to the directors and other members of our management. The Partnership will provide the requested information as soon as it is available.
Certain Relationships and Related Party Transactions, page 114
Omnibus Agreement, page 115
37.	Please provide a tabular summary, if applicable, itemized by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits, including reimbursement for expenses, and so on, which your general partner and its affiliates may earn or receive in connection with this offering or the operations of the limited partnership.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 119 of the prospectus.
Merchant Agreements, page 117
38.	Please identify by name the subsidiary of Duke Energy Field Services that you use as an agent to purchase natural gas from third parties.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 121 of the prospectus.
Conflicts of Interest and Fiduciary Duties, page 118
Conflicts of Interests, page 118
39.	It appears that your general partner may make certain decisions without others’ approval. Please specify all decisions or types of decisions your general partner is entitled to make in its sole discretion. In addition, if there is any appreciable likelihood that your general partner would exercise its power to withhold its consent to an assignee requesting admission as a substituted limited partner, as described on page 125, please include an appropriate risk factor discussing the negative impact on liquidity of such a power of your general partner.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 123 of the prospectus. We do not believe that the likelihood that our general partner would exercise its power to withhold its consent to an assignee requesting admission as a substituted limited partner is a material risk to a transferee of common units as our general partner is required to record transfers of common units no less frequently than quarterly, and each transferee of common units automatically is admitted as a limited partner upon the recording of such transfer by our general partner as described in the prospectus.

United States Securities and Exchange Commission
October 20, 2005

Fiduciary Duties, page 122
40.	On page 123 you state that in order to become one of your limited partners, “a common unitholder is required to agree to be bound by the provisions in the partnership agreement. . .. .” Please clarify that the limited partners agree to be bound by the partnership agreement by purchasing common units.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 128 of the prospectus.
Limited Call Right, page 135
41.	We note that your general partner and its affiliates may exercise their call right to purchase all of the remaining outstanding common units for at least their current market price as of the date three days before the call notice is mailed. We understand that the common unit holders will not have to sell the common units at less than their current market price as of the specified date. In light of this fact, please elaborate to explain your warning how the unit holders may have to dispose their interests “at an undesirable time or price.”

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 141 of the prospectus.
Underwriting, page 153
Lock-Up Agreements, page 154
42.	With respect to the lock-up agreements to which you refer, please disclose whether the underwriters may allow, on certain circumstances, a transaction prohibited by those agreements, and if so, discuss all factors it will consider before granting its consent.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 161 of the prospectus.
Directed Unit Program, page 154
43.	Please provide us with all materials given to potential purchasers in the directed unit offering. In addition, describe to us the mechanics of how and when the common units under the directed share program are offered and sold to investors. For example, tell us how the prospective recipients, particularly the “certain other persons” and the number of reserved units are determined. Tell us how and when the issuer and underwriter notified the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order

United States Securities and Exchange Commission
October 20, 2005

to purchase the offered securities. Tell us whether directed unit purchasers are required to establish accounts before the effective tune, and, if so, whether any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed unit program differ from the procedures for the general offering to the public. Finally, tell us how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.
RESPONSE: Citigroup Global Markets Inc. will be administering the directed unit program. Please see page 162 of the prospectus. We will supplementally provide materials to the Staff (other than the Conflict Clearance Letter) that represent Citigroup Global Markets Inc.’s form of directed unit program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.
Please note that senior executives of the Partnership are considering a list of directors, officers, employees and certain other persons whom the Partnership would like to invite to participate in a directed unit program.
The Partnership and the underwriters have not yet determined the amount of units to be reserved for the directed unit program but anticipate reserving an amount which is (1) sufficient to allow the Partnership to make available a limited number of common units to such individuals and (2) customary in transactions of this type. Although the Partnership has not determined the final number of persons it would like to invite to participate in the directed unit program, the Partnership may invite its officers, directors, employees and certain other persons. The Partnership intends to distribute the directed unit program materials to potential purchasers once the preliminary prospectus is printed.
The directed unit program materials will include a Lock-Up Agreement requiring each purchaser in the directed unit program to agree that for a certain period from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc., as representatives of the underwriters, dispose of or hedge any common units purchased in the directed unit program. Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The purchasers in the directed unit program will be subject to substantially the same form of Lock-Up Agreement as the Partnership’s officers, directors and major unitholders. However, the Lock-Up Agreement for the directed unit participants will also contain the additional following language:
“The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any Common Units or any agreement by the Underwriters to sell any Securities to the undersigned.”
The form of the lock-up agreement to be executed by the officers, directors and major unitholders will be submitted as an exhibit to the Partnership’s form of Underwriting Agreement, which will be filed by amendment to the Registration Statement as Exhibit 1.1.

United States Securities and Exchange Commission
October 20, 2005

The Partnership and Citigroup Global Markets Inc. will work together to operate the directed unit program. The Partnership will allocate common units to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the common units.
Citigroup Global Markets Inc. and the Partnership will employ the following procedures in making the offering under the directed unit program:
•	The Partnership will deliver by first class mail or by Federal Express or other reputable overnight courier the directed unit materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing common units in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Partnership’s executive offices on specified dates to accept such delivery) the Indication of Interest (“IOI”) Form, the IPO Questionnaire (which requests from participants who are not employees of the Partnership information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9, the Lock-Up Agreement and the Conflict Clearance Letter so that they are received by Citigroup Global Markets Inc. on a specified date.

•	When the offering is priced, the Partnership will determine the final allocation of common units among those persons who submitted timely and proper indications of interest in participating in the directed unit program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of common units allocated to such person, the person’s continued desire to participate in the directed unit program, the number of common units within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the common units bought in the initial public offering through the directed unit program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser’s payment by the settlement date, then Citigroup will notify the Partnership of the same and Citigroup will then sell such common units into the open market.

United States Securities and Exchange Commission
October 20, 2005

•	The Partnership also intends to allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the IPO Questionnaire, the New Account Information Form , the Form W-9, the Lock-Up Agreement and the Conflict Clearance Letter. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the common units that the Partnership may allocate to those participants who previously submitted an IOI by the IOI deadline.
The Partnership and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed unit program materials that the Partnership intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:
•	a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing common units in the proposed initial public offering, including the number of common units they may have an interest in purchasing;

•	an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed unit program;

•	a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed unit program);

•	a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser’s taxpayer identification and certification;

•	a Lock-Up Agreement as described above;

United States Securities and Exchange Commission
October 20, 2005

•	a Conflict Clearance Letter, which must be completed for any participant that works for a company that conducts business with or seeks to conduct business with the Partnership. The Conflict Clearance Letter is completed by an officer of the employer and confirms that an individual’s participation in the directed unit program does not violate any policies of his employer; and

•	a copy of the preliminary prospectus.
A form of each of these documents, other than the IPO Questionnaire and the preliminary prospectus, will be provided to the Staff supplementally.
The Partnership supplementally advises the Staff that, in connection with the directed unit program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.
As described in the directed unit program materials attached to this letter, the Partnership and Citigroup Global Markets Inc. will assure that this directed unit program offer is consistent with Section 5 of the Securities Act and Rule 134 by:
•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed unit program will contain language that is permitted by Rule 134.

•	Requiring each directed unit program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the common units in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase common units is given after the effective date of the registration statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any common units.

•	If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act of 1933, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the common units.
Electronic Distribution, page 155
44.	We note that you may deliver this prospectus electronically to some investors. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance.

RESPONSE: Lehman Brothers Inc. has advised us that it may engage in the electronic offer and/or sale of common units and that any such activities will be conducted in accordance with the procedures previously reviewed by the Staff. Lehman Brothers Inc. continues to employ the same procedures as those previously reviewed by the Staff.

UBS Securities LLC has advised us that as a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers through its “New Issues” system (formerly known as DealKey). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

United States Securities and Exchange Commission
October 20, 2005

We have also been informed by UBS Securities LLC that Ms. Kristina Schillinger, Esq. of the Securities and Exchange Commission reviewed UBS Securities LLC’s electronic offering procedures without objection in the spring of 2001. UBS Securities LLC has informed us that the procedures for the New Issues site have generally remained the same since the SEC’s review in 2001. UBS Securities LLC has further informed us that although there have been some style and format changes, the basic procedures remain intact.
Citigroup Global Markets Inc. has advised us that, except as otherwise described in our response to Comment 43 above in connection with the directed unit program, it does not intend to conduct any electronic offer, sale or distribution of the common units. In addition, each of Wachovia Capital Markets, LLC, A.G. Edwards & Sons, Inc., and KeyBanc Capital Markets, a Division of McDonald Investments Inc., has advised us that they do not intend to conduct any electronic offer, sale or distribution of the common units.
In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of common units.
Unaudited Pro Forma Combined Statement of Operations, page F-4
45.	Please note that when dividends are to be paid from the proceeds of the offering, you should present pro forma per share data (for the latest year and interim period) giving effect to the number of shares whose proceeds were to be used to pay the dividend. Refer to SAB Topic 1:B:3.

RESPONSE: The Partnership has revised the footnotes to the Unaudited Pro Forma Combined Statement of Operations to include pro forma net income per limited partners’ unit that gives effect to the number of units whose proceeds would be used to pay the distribution. Please see page F-4 of the prospectus.
Exhibits
46.	Please file all required exhibits, such as the underwriting agreement, the legal and tax opinions and the limited partnership agreement of your general partner, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

RESPONSE: The Partnership has filed with Amendment No. 1 all exhibits that are currently available. The Registrant will promptly amend the Registration Statement to file all remaining exhibits as soon as they become available so that the Staff has adequate time to review.
            Should the Staff have any questions or comments, please contact Tom Mason of Vinson & Elkins L.L.P. at (713) 758-4539 or Jeremy Wagers of the same firm at (713) 758-4712.
Very truly yours,

DCP MIDSTREAM PARTNERS, LP

DCP MIDSTREAM GP, LP Its General Partner,

DCP MIDSTREAM GP, LLC Its General Partner

By:	/s/ Michael J. Bradley

Name:	Michael J. Bradley
Title:	President and Chief Executive Officer